Exhibit 99.1

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date:  31 January 2006

Name of applicant:		UNITED UTILITIES PLC

Name of scheme:		UNITED UTILITIES SAYE SHARE OPTION SCHEME

Period of return:	From:	1.8.2005	To:	31.1.2006

Balance under scheme from previous return:		2,156,886

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A

Number of securities issued/allotted under scheme during period:		236,619

Balance under scheme not yet issued/allotted at end of period		1,920,267

Number and class of securities originally listed and the date of admission		MARCH 1991- 1,000,000, DECEMBER 1994 – 4,600,000, FEBRUARY 1998 02,500,000, JANUARY 2001 -2,000,000 JANUARY 2002 – 2,750,000, JANUARY 2003 – 2,000,000 FEBRUARY 2005 – 3,000,000

Total number of securities in issue at the end of the period		873,559,171

Name of contact:	P Davies

Address of contact:	Dawson House, Great Sankey, Warrington WA5 3LW

Telephone number of contact:	01925 237051

SIGNED BY	T Rayner______________________________________________
Company Secretary
for and on behalf of United Utilities PLC

United Utilities PLC_______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.